Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tomu, Inc.
18450 Showalter Rd. #4
Hagerstown, MD 21742
https://www.tomuhaus.com/

Up to $617,999.58 in Common Stock at $0.99
Minimum Target Amount: $123,999.48

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Tomu, Inc.
Address: 18450 Showalter Rd. #4, Hagerstown, MD 21742
State of Incorporation: DE
Date Incorporated: July 13, 2020

Terms:

Equity

Offering Minimum: $123,999.48 | 125,252 shares of Common Stock
Offering Maximum: $617,999.58 | 624,242 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.99
Minimum Investment Amount (per investor): $499.95

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares + private industry consultation and strategy brainstorming session with the Tomu team to discuss market trends, opportunities, and strategies

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares + private industry consultation and strategy brainstorming session with the Tomu team to discuss market trends, opportunities, and strategies

Volume-Based Perks

Supporter Perk 1: Invest $500+ and receive a shareable owner certificate thanking you for your investment from our Leadership Team

Supporter Perk 2: Invest $1,000+ and receive the shareable owner certificate and invitation to our investor webinars for inside access to the latest updates

Industry Innovator Perk 3: Invest $2,500+ and receive an exclusive feature for yourself or your hospitality property on our social media channels + all Supporter level perks. We want to inspire others by showcasing your concept to our engaged audience of hospitality professionals, real estate investors, and travelers.

Industry Innovator Perk 4: Invest $5,000+ and receive 5% bonus shares, inclusion in our community "Build Beyond

Boundaries" newsletter, AND the exclusive Tomu social media feature + all Supporter level perks.

Industry Innovator Perk 5: Invest $10,000+ and receive 10% bonus shares, social media and newsletter features, AND a private industry consultation and strategy session with the Tomu team to discuss market trends, opportunities, and strategies + all Supporter level perks.

Strategic Partner Perk 6: Invest $25,000+ and receive 15% bonus shares AND 5% off the base price of any single-unit Villa order + all Industry Innovator and Supporter level perks

Strategic Partner Perk 7: Invest $50,000+ and receive 20% bonus shares AND 5% off the base price of any multi-unit Villa order + all Industry Innovator and Supporter level perks

Strategic Partner Perk 8: Invest $100,000+ and receive 25% bonus shares AND 10% off the base price of any multi-unit Villa order + all Industry Innovator and Supporter level perks

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Tomu, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.99 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $99. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Tomu, Inc. ("Tomu" or the "Company") is a C-Corporation organized under the laws of the state of Delaware. Tomu, Inc. designs and manufactures premium modular dwellings for leisure and hospitality use. The company sells direct to individual consumers, multi-unit sales to hospitality developers, and internal sales to potential joint-venture development partnerships.

Tomu, Inc. has taken a hospitality-focused strategy to its product and customer base with all onsite work and installation performed by the client's general contractor. This approach allows for less on-site project management and less buyer demand for order customization allowing increased efficiency for production and deliveries at scale.

Originally founded as Meeting Hill Capital, LLC in Washington, DC, Tomu, Inc. was reincorporated in 2022 as a Delaware C-Corp. Meeting Hill Capital, LLC was dissolved in 2022.

Intellectual Property

The Company was granted a standard character mark to Meeting Hill Capital, LLC DBA Tomu filed with the USPTO on 21 Jan 2021. In addition to this, Meeting Hill Capital, LLC has applied for an illustration drawing without any words trademark on 21 Sep 2021.

Disclosure

Cheryl Heller, who is currently acting as a Fractional CFO for Tomu, Inc., previously acted as a Fractional CFO for Prajna Strategy, LLC through a contract between Prajna Strategy, LLC and Pillar One Consulting, LLC. In 2022, an action was brought against Prajna Strategy, LLC, its CEO, and Ms. Heller which relates to various alleged employment law, contract and other related violations, each and all of which are strongly disputed by Ms. Heller. The defendants have filed a pleading denying all claims in the action, including those against Ms. Heller. Ms. Heller believes the claims are entirely without merit. In 2023, Prajna Strategy, LLC filed for bankruptcy and, as a result, there was a stay order issued by the court in the 2022 action. The stay for the case remains in place as of the date of this submission.

Competitors and Industry

Tomu categorizes itself in the hospitality and short-term rental industry rather than within the modular home building industry. While we offer our product direct-to-consumer, our core business is tailored around multi-unit contracts with hospitality developers. Current modular home builders (such as Cover, Mighty Buildings, etc.) focus on designing for the primary residence, affordable housing, or ADU markets and performing end-to-end project management to their individual customers. Conversely, Tomu focuses on being a supplier for premium commercial hospitality clients.

The demand for travel lodging grew 5.5% y/o/y outpacing lodging supply growth of only 0.1%.*

*Source: https://www.cbre.com/insights/books/us-real-estate-market-outlook-2023

Current Stage and Roadmap

In late 2023, Tomu moved into a production facility sized for full-scale production and began initial deliveries to pre-order buyers. We plan to focus the next quarter on delivering our direct-to-consumer orders while we prepare to scale up our production capacity as multi-unit commercial contracts are closed.

The Team

Officers and Directors

Name: Chris Osaka

Chris Osaka's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & Director
  Dates of Service: July, 2020 - Present
  Responsibilities: Oversees Design, Operations, Brand, Legal, Finance, and HR. Chris receives a salary of $36,000 annually. Chris currently has 83% ownership in Tomu.

Name: Malcolm Johnson

Malcolm Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Lead manufacturing and supply chain. Malcolm receives a salary of $80,000 annually and holds 6% equity in Tomu through direct ownership and the employee stock plan.

Name: Darius Kuzmickas

Darius Kuzmickas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Design Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Lead product design and engineering. Darius receives a salary of $36,000 annually and has 6% equity in Tomu through direct ownership and the employee stock plan.

Name: Cheryl Heller

Cheryl Heller's current primary role is with Pillar One Consulting . Cheryl Heller currently services 8-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional Chief Financial Officer
  Dates of Service: May, 2022 - Present
  Responsibilities: Lead all finance and accounting. Cheryl receives compensation of $5000/mo and has 1.4% equity in Tomu through the employee stock plan.

Other business experience in the past three years:

- Employer: Pillar One Consulting
  Title: Managing Principal
  Dates of Service: July, 2008 - Present
  Responsibilities: Provide Fractional CFO and strategic financial consulting services

Other business experience in the past three years:

- Employer: Hive Wealth
  Title: CFO + HR
  Dates of Service: June, 2020 - Present
  Responsibilities: Leads finance and accounting and HR

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $618,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When

such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our

trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism,

war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are an early stage company
Tomu, Inc. was formed on 07/13/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Tomu, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. If you are investing in this company, it's because you think that Junior Studio, Studio, One and Two Bedroom Units are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Cheryl Heller, current Fractional CFO for Tomu, Inc., was named as a defendant in an active lawsuit related to her previous role as Fractional CFO of Prajna Strategy, LLC
Cheryl Heller, who is currently acting as a Fractional CFO for Tomu, Inc., previously acted as a Fractional CFO for Prajna Strategy, LLC through a contract between Prajna Strategy, LLC and Pillar One Consulting, LLC. In 2022, an action was brought against Prajna Strategy, LLC, its CEO, and Ms. Heller which relates to various alleged employment law, contract and other related violations, each and all of which are strongly disputed by Ms. Heller. The defendants have filed a pleading denying all claims in the action, including those against Ms. Heller. Ms. Heller believes the claims are entirely without merit. In 2023, Prajna Strategy, LLC filed for bankruptcy and, as a result, there was a stay order issued by the court in the 2022 action. The stay for the case remains in place as of the date of this submission.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Osaka	8,400,000	Common Stock	83.0%

The Company's Securities

The Company has authorized Common Stock, Accredited Investor Convertible Note, and Convertible Note - CF 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 624,242 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 10,120,000 outstanding.

Voting Rights

One vote per one share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Restricted Stock and Stock Options

The total amount outstanding includes 1,120,000 shares issued pursuant the Equity Incentive Plan.

Accredited Investor Convertible Note

The security will convert into Preferred stock and the terms of the Accredited Investor Convertible Note are outlined below:

Amount outstanding: $98,500.00
Maturity Date: June 23, 2026
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Qualified financing of at least $1M

Material Rights

There are no material rights associated with Accredited Investor Convertible Note.

Convertible Note - CF 2023

The security will convert into Common stock and the terms of the Convertible Note - CF 2023 are outlined below:

Amount outstanding: $159,706.00
Maturity Date: February 14, 2025
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: $1,000,000

Material Rights

There are no material rights associated with Convertible Note - CF 2023.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $98,500.00
  Use of proceeds: Operating expenses
  Date: September 09, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $159,706.00
  Use of proceeds: Operating expenses
  Date: June 30, 2023
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Founders will inject capital for 6 months (determined at founders' discretion) as needed to sustain operations until funding.

Foreseeable major expenses based on projections:

Capital raised will be used on the following expenses: personnel (40%); facilities & equipment (25%); marketing, PR, business development & sales (25%); management & administrative (10%).

Future operational challenges:

Due to the demand from larger hospitality developers, Tomu will need to quickly scale up its manufacturing relationships and maintain adequate production capacity to meet production spikes from these larger orders.

Future challenges related to capital resources:

Tomu will need to balance the financial terms given to its clients against the terms negotiated with our planned manufacturing partners to maintain sustainable cash flows.

Future milestones and events:

The transitioning from individual consumer orders to the closing of the first multi-unit commercial orders will significantly accelerate the business due to the increase in units manufactured and focusing primarily on commercial business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand is $288,503. The company currently has revolving lines of credit with Chase, TD, Wells Fargo, and Capital Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Tomu, Inc. has other capital resources available. However, the funds will speed our ability to scale our manufacturing operation to support larger multi-unit commercial sales as we move away from direct-to-consumer individual unit sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not necessary to the viability of the company but allow greater scale of operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum of $124,000, we will be able to operate for 1.25 months. This is based on a burn rate of $100,000/month. $65K for personnel, $25K for facilities/utilities, $2K for equipment leases/expenses, and $3K for marketing/biz dev/T&E, and $10,000 for misc. (subscription/fees/dues, interest/loan payments, marketing, admin costs).

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum of $618,000, we will be able to operate for 6 months. This is based on a burn rate of approximately $100,000/month. $60K for personnel and contractors, $25K for facilities/utilities, $2K for equipment leases/expenses, $3K for marketing/biz dev/T&E, and $10,000K for misc. (subscription/fees/dues, interest/loan payments, marketing, admin costs).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Capital requirements will become less dependent on fundraising in the near future as we begin to take larger order deposits on our commercial side of business.

Indebtedness

- Creditor: Founder
  Amount Owed: $78,628.00
  Interest Rate: 3.0%

- Creditor: Mimi Kress
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: June 23, 2026
  Convertible Promissory Note with a 20% discount upon a qualified financing of at least $1,000,000

- Creditor: Rick Jones Electric, LLC
  Amount Owed: $48,500.00
  Interest Rate: 6.0%
  Maturity Date: June 23, 2026
  Convertible Promissory Note with a 20% discount upon a qualified financing of at least $1,000,000

- Creditor: Various
  Amount Owed: $159,706.00
  Interest Rate: 6.0%
  Maturity Date: February 14, 2025
  Convertible Promissory Note with a 20% discount or $20,000,000 valuation cap upon a qualified financing of at least $1,000,000

- Creditor: Capital Bank/SBA
  Amount Owed: $515,008.00
  Interest Rate: 9.75%
  Maturity Date: June 23, 2033
  Amount Owed: $515,008 as of December 31, 2024 Interest Rate: Wall Street Journal Prime rate plus 2.25%, adjusted quarterly SBA 7a Loan

- Creditor: Capital Bank/SBA
  Amount Owed: $49,990.00
  Interest Rate: 11.0%
  Maturity Date: June 23, 2033
  Amount Owed: $49,990.00 as of December 31, 2024 Interest Rate: Wall Street Journal Prime rate plus 3.5%, adjusted quarterly SBA Line of Credit

Related Party Transactions

- Name of Person: Chris Osaka
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As Founder, Chris Osaka has bootstrapped the company as necessary.
  Material Terms: Promissory note

- Name of Person: Various
  Relationship to Company: Related to company principals
  Nature / amount of interest in the transaction: Family members of company principals invested in the Convertible Note previously offered by Start Engine
  Material Terms: Convertible Note Amount outstanding: $30,750.00 Maturity Date: February 14, 2025 Interest Rate: 6.0% Discount Rate: 20.0% Valuation Cap: $20,000,000.00 Conversion Trigger: $1,000,000

Valuation

Pre-Money Valuation: $10,018,800.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.48 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  18.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing, PR, business development and sales
  2.0%
  Creation of new marketing collateral targeting multi-unit contracts, business development to expand our reach into hospitality.

- Company Employment
  40.0%
  Hire management, key functional roles, and fabrication positions.

- Facilities and Equipment
  20.0%
  Acquire new machinery to expand our manufacturing capacity.

- Miscellaneous
  12.5%
  Miscellaneous costs for working capital, debt service, etc.

If we raise the over allotment amount of $617,999.58, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  3.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing, PR, business development and sales
  25.0%
  Creation of new marketing collateral targeting multi-unit contracts, business development to expand our reach into hospitality.

- Company Employment
  40.0%
  Hire management, key functional roles, and fabrication positions.

- Facilities and Equipment
  23.0%
  Acquire new machinery to expand our manufacturing capacity.

- Miscellaneous
  1.5%
  Miscellaneous costs for working capital, debt service, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tomuhaus.com/ (http://bytomu.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tomu-cf-2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Tomu, Inc.

[See attached]

Tomu, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Tomu, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 18, 2025

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2023	2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	49,232	30,522
Accounts Receivable	62,000	-
Inventory	96,129	-
Total Current Assets	207,361	30,522
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	31,701	46,544
Right Of Use Asset: Building	727,895	-
Security Deposits	9,112	2,300
Total Non-Current Assets	768,708	48,844
TOTAL ASSETS	976,069	79,365
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	159,712	148,480
Customer Deposits	291,994	80,874
Notes Payable - Related Party	78,628	111,000
Notes Payable	93,079	-
Finance Lease Liability - Short Term	3,272	2,912
Operating Lease Liability - Short Term	50,965	-
Accrued Expenses	3,143	7,840
Total Current Liabilities	680,793	351,105
Long-term Liabilities		
Finance Lease Liability - Long Term	4,774	8,046
Operating Lease Liability - Long Term	669,891	-
Convertible Notes - Related Parties	30,750	-
Convertible Note	156,905	50,000
Line of Credit	47,080	-
Notes Payable	279,238	-
Total Long-Term Liabilities	1,188,637	58,046
TOTAL LIABILITIES	1,869,430	409,151
EQUITY		
Common Stock	95	90
Additional Paid-in Capital/Member's Equity	240,079	239,976
Accumulated Deficit	(1,133,537)	(569,852)
Total Equity	(893,362)	(329,786)
TOTAL LIABILITIES AND EQUITY	976,069	79,365

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	39,378	-
Cost of Revenue	32,781	-
Gross Profit	6,598	-
Operating Expenses		
Advertising and Marketing	31,306	-
General and Administrative	300,827	136,751
Research and Development	81,736	120,788
Rent and Lease	68,714	30,334
Depreciation	40,770	30,637
Total Operating Expenses	523,353	318,510
Operating Income (loss)	(516,756)	(318,510)
Other Expense		
Interest Expense	46,929	11,454
Total Other Expense	46,929	11,454
Provision for Income Tax	-	-
Net Income (loss)	(563,684)	(329,964)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC/Member's Equity**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2022	-	-	140,556	(239,888)	(99,332)
Issuance of Common Stock upon Conversion to Corporation	9,000,000	90	99,420	-	99,510
Net Income (Loss)	-		-	(329,964)	(329,964)
Ending Balance 12/31/2022	9,000,000	90	239,976	(569,852)	(329,786)
Issuance of Common Stock through Employee Stock Plan (222,083 Outstanding)	540,000	5	103	-	108
Net Income (Loss)	-		-	(563,685)	(563,685)
Ending Balance 12/31/2023	9,540,000	95	240,079	(1,133,537)	(893,362)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(563,684)	(329,964)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	40,770	30,637
Accounts Receivable	(62,000)	-
Inventory	(96,129)	-
Accounts Payable	11,232	37,989
Accrued Liabilities	(4,697)	3,200
Customer Deposits	211,120	80,874
Other	(9,949)	(2,804)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	90,347	149,896
Net Cash provided by (used in) Operating Activities	(473,337)	(180,069)
INVESTING ACTIVITIES		
Equipment	(25,928)	(62,193)
Security Deposits	(6,813)	-
Net Cash provided by (used by) Investing Activities	(32,740)	(62,193)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Common Stock	5	90
Proceeds from Additional Paid-in Capital/Member's Equity	103	99,420
Proceeds from Convertible Notes - Related Parties	30,750	-
Proceeds from Convertible Notes	106,905	50,000
Proceeds from Notes Payable & Line of Credit	419,397	-
Proceeds from/ (Repayment of) Notes Payable - Related Party	(32,372)	111,000
Net Cash provided by (used in) Financing Activities	524,788	260,510
Cash at the beginning of period	30,522	12,273
Net Cash increase (decrease) for period	18,711	18,248
Cash at end of period	49,233	30,522

Tomu, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Meeting Hill Capital, LLC (dba Tomu) ("the Company") was formed in Washington, DC on July 13th, 2020 and successfully converted into a corporation under the name Tomu, Inc., in the state of Delaware on May 5th, 2022. The Company plans to earn revenue through manufacturing modular dwellings for leisure, short-term rental and hospitality-use. The Company is headquartered in Washington, DC with its customers located across the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company recognizes revenue as the units are completed, under the percentage of completion method. The Company's primary performance obligation is to ensure it satisfies all terms agreed upon with clients. During 2023, the Company had a specific payment schedule in their contracts where the clients paid 30% when the contract was signed, 20% before the Company started building, 40% at the midpoint of the build, and then 10% before the unit left their production facility. A small number of clients requested and were granted a specialized payment schedule. The standard payment schedule was updated in 2024 such that now 20% is due upon contract signing (rather than 30%) and 20% is due for the last payment (rather than 10%).

At the end of each month, the Company's production facility provides the percentage complete for each client project. The Company then recognizes the percentage of revenue associated with that project and the percentage of inventory associated with that project based on the Company's standard project materials cost.

The Company had customer deposits of $291,994 as of December 31st, 2023, and intends to fulfill any performance obligations to its customers prior to recognizing revenue as earned.

Inventory

The Company had an inventory balance of $96,129 primarily consisting of raw materials. The Company values its inventory at the lower of cost or market using the FIFO (First-In, First-Out) method of accounting.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost
Prototype	5	184,566
Machinery & Equipment	5	39,770
Lease Improvements	15	3,155
Leased Asset - Forklift	5	14,900
Grand Total Cost of Assets	**-**	**242,392**
Accumulated Depreciation	-	(210,690)
Grand Total Book Value as of 12/31/23	-	31,701

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share
Nonvested shares, January 1, 2023	-	$ -
Granted	540,000	$ -
Vested	(222,083)	$ -
Forfeited		$ -
Nonvested shares, December 31, 2023	317,917	$ -

Income Taxes

The Company was a pass-through entity in 2021 and therefore any income tax expense or benefit was the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations for 2021.

On May 5th, 2022, the Company successfully converted from an LLC into a corporation under the name Tomu, Inc., in the state of Delaware.

The Company is now subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had a demand promissory note of up to $250,000 at 3% interest with its founder. The balance of the promissory note was $111,000 as of December 31st, 2022, and $78,628 as of December 31st, 2023.

The Company has entered into several convertible note agreements for the purposes of funding operations with related parties totaling $30,750. The interest on the notes ranged from 6% to 10%. The amount is to be repaid at the demand of the holder prior to conversion with maturities in 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. Conversion into preferred shares shall occur if a qualified financing of at least $1,000,000 occurs prior to maturity. Outstanding notes will automatically convert at the $20M valuation upon maturity.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Lease

The Company leased its warehouse space under a year-by-year operating lease requiring monthly payments of $2,300 during 2022. The lease expired on January 31, 2023, but was subsequently renewed and the new lease expired on January 31, 2024.

The Company entered into a lease of its current production facility comprising approximately 15,000 rentable square feet on August 11, 2023, to begin August 14, 2023. This lease expires on August 31, 2028. Additionally, there is one five-year extension option available. A security deposit of $6,813 was paid. The monthly base rent for the first year was $6,813 and monthly expense rent for the first year was $1,187.50. There is a 3% increase in base and expense rent each year.

On January 23rd, 2024, the Company entered into an amendment to their 2023 facility lease to expand the leased sq ft in the same facility as the lease entered into in 2023. This also resulted in the following: starting May 1st, 2024, the Company will pay Expense Rent of $1,089 per month, increasing 3% annually on September 1st, each year. Beginning November 1st, 2024 (or earlier if the Company defaults), the Company will also pay Base Rent of $5,500 per month, with a 3% annual increase starting September 1st, 2025. Both rents are payable in advance on the first of each month throughout the lease term. Beginning August 1st, 2024 (or earlier if the Company defaults), the Company will pay Base Rent of $6,813 per month, increasing 3% annually starting September 1st, 2024. Additionally, starting on the Front Expansion Commencement Date, the Company will pay Expense Rent of $1,188 per month, also increasing 3% annually on September 1st, each year.

The following footnote presents information about the Company as of December 31, 2023.

FASB ASC 842 Footnote

Lease expense	Year Ending 2023-12
Finance lease expense	
Amortization of ROU assets	-
Interest on lease liabilities	-
Operating lease expense	31,237
Short-term lease expense *	-
Variable lease expense	-
Sublease income *	-
Total	31,237

Other Information	
(Gains) losses on sale-leaseback transactions, net *	-
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	27,248
ROU assets obtained in exchange for new operating lease liabilities	748,104

Weighted-average remaining lease term in years for operating leases	9.67
Weighted-average discount rate for operating leases	4.5

Maturity Analysis	Operating Lease
2024-12	82,560
2025-12	85,036
2026-12	87,592
2027-12	90,220
2028-12	92,924
Thereafter	471,524
Total undiscounted cash flows	909,856
Less: Imputed Interest	(177,972)
Total lease liabilities	731,884

NOTE 5 – LIABILITIES AND DEBT

Notes Payable, Line of Credit, and Convertible Notes:

On June 23rd, 2023, the Company entered into an SBA loan with Capital Bank for which they received $560,000. The loan accrues interest at the Wall Street Journal Prime rate plus 2.25% (initially 10.50%), adjusted quarterly. The Company must pay principal and interest of $7,786 every month beginning 7 months after the month the loan was dated until fully paid off estimated to be at maturity in 2033. The balance of the loan was $372,317 as of December 31st, 2023. The SBA Loan continued to increase in 2024 until it reached the full principal amount. The balance of the loan was $515,008 as of December 31st, 2024.

On June 23rd, 2023, the Company entered into a Line of Credit agreement for which they received $50,000. The loan accrues interest at the Wall Street Journal Prime rate plus 3.5% (initially 11.75%), to be adjusted monthly. For the first 60 months, the amount will act as a revolving line of credit. After the first 60 months, the existing amount will automatically term-out as a 60 month term loan. The balance of the line of credit was $47,080 as of December 31st, 2023.

Convertible Notes - The Company has entered into a convertible note agreement for the purposes of funding operations. The interest on the notes ranged from 6% to 10%. The amount is to be repaid at the demand of the holder prior to conversion with a maturities in 2025 and 2026. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. Conversion into preferred shares shall occur if a qualified financing of at least $1,000,000 occurs prior to maturity. Outstanding notes will automatically convert at the $20M valuation upon maturity.

See Note 3 – Related Party Transactions for details of loan entered into with its founder.

Debt Principal Maturities 5 Years Subsequent to 2023*

Year	Amount
2024	171,708
2025	230,734
2026	143,079
2027	93,079
2028	-
Thereafter	47,080

*The table above represents the estimated debt principal maturities as of December 31st, 2023. Additional convertible notes have been subsequently entered into and the SBA loan increased in 2024 until it reached the full principal amount.

Leases Payable:

In June of 2021, the Company entered into a finance lease to obtain the right to use a forklift totaling $14,900. The lease term is 60 months with estimated monthly lease payments of $272.73. The balance of the lease payable was $8,046. The economic substance of this lease is that the Company is financing the acquisition of the asset through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Leases Asset - Forklift	5	14,900	7,450	-	7,450

Minimum Lease Payments 5 Years Subsequent to 2023

Year Ending December 31,	Payment
2024	$3,272
2025	$3,272
2026	$1,502
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

On May 5th, 2022, the Company successfully converted from an LLC into a corporation under the name Tomu, Inc., in the state of Delaware.

The new corporation is authorized to issue 25,000,000 common shares at a par value of $0.00001 per share. 9,000,000 shares were issued at the time of conversion and represent the entire shares issued and outstanding as of December 31st, 2022. 540,000 restricted stock common stock shares were issued through the employee stock plan in 2023 for which 222,083 had vested as of December 31st, 2023.The Company had 9,540,000 shares issued and 9,222,083 shares outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 18, 2025, the date these financial statements were available to be issued.

In 2024 and 2025, 540,000 options and 40,000 restricted stock were issued through the employee stock plan.

In September of 2024, the Company entered into a convertible note agreement for the purposes of funding operations with its principal electrical contractor in the amount of $48,500 in exchange for services. The interest on the note was 6%. The amount is to be repaid at the demand of the holder prior to conversion with a maturity on June 23, 2026. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. Conversion into preferred shares shall occur if a qualified financing of at least $1,000,000 occurs prior to maturity. Outstanding notes will automatically convert at the $20M valuation upon maturity.

On January 23rd, 2024, the Company entered into an amendment to their 2023 facility lease to expand the leased sq ft in the same facility as the lease entered into in 2023. This also resulted in the following: starting May 1st, 2024, the Company will pay Expense Rent of $1,089 per month, increasing 3% annually on September 1st, each year. Beginning November 1st, 2024 (or earlier if the Company defaults), the Company will also pay Base Rent of $5,500 per month, with a 3% annual increase starting September 1st, 2025. Both rents are payable in advance on the first of each month throughout the lease term. Beginning August 1st, 2024 (or earlier if the Company defaults), the Company will pay Base Rent of $6,813 per month, increasing 3% annually starting September 1st, 2024. Additionally, starting on the Front Expansion Commencement Date, the Company will pay Expense Rent of $1,188 per month, also increasing 3% annually on September 1st, each year.

In August of 2024, the Company had a 409a valuation performed which determined the fair market value of the common shares to be $0.52.

In Q1 of 2025, the Company is preparing to enter into its 2nd crowd funding campaign under regulation CF.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF TOMU

Building the Next Generation of Hotels

Tomu is building the next wave of innovative lodging concepts in the fast-growing experiential hospitality segment, driven by demand from travelers looking for escapes beyond the city. Our prefab building system, designed specifically for hospitality, enables building these projects without traditional construction constraints.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



TOMU
SUSTAINABLE MODULAR HOSPITALITY DEVELOPMENT
hospitality design
Product Category:
Sustainable Solutions
2023
awards
FINALIST

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$0.99 Per Share

MIN INVEST
$499.95

VALUATION
$10.02M

REASONS TO INVEST

An established production facility and strong pipeline: Our 50,000-square-foot facility outside of Washington, D.C. is actively delivering units across multiple states with a multi-million-dollar order pipeline spanning domestic and international markets.

An award-winning industry innovator: We are leading the industry as the only U.S.-based prefab builder exclusively serving the leisure hospitality sector. Tomu was the 2024 Skift IDEA Award Winner for “Industry Innovator” and 2023 Hospitality Design Award Finalist for “Sustainable Solutions.”

Market validation from leading brands: Major hospitality players like Marriott , Hilton , Hyatt , and Accor have expanded into experiential lodging. These moves help highlight the growth trajectory of this market beyond boutique operators.

TEAM



Chris Osaka • Chief Executive Officer

Chris is experienced in brand marketing and consumer experience with a background inhospitality and retail. Prior to Tomu, Chris held corporate leadership roles within Hilton and Nike/Jordan where he's led functions ranging from global digital brand marketing and new store development.

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Malcolm Johnson • Chief Operating Officer

Malcolm has over 40 years of residential and commercial construction project management experience. His experience includes sustainable ground-up development of residential complexes and multi-store commercial build-outs for franchise companies Dominos and Subway.

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Darius Kuzmickas • Chief Design Officer

Darius is an architect, interior designer and architectural photographer. He received his Masters in Architecture from the University of Utah before moving to Las Vegas to work on resorts and casinos. His past hospitality work includes the Wynn, Bellagio, Rio and more.

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Cheryl Heller • Chief Financial Officer

Cheryl has 25+ years of experience in the financial services industry, previously serving as CFO for Capital One's Retail Bank and also currently CFO of Hive Wealth. She currently works with start-ups to help develop a well-managed financial infrastructure serving as a Senior Finance Executive.

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THE PITCH

Bringing New Experiences to Life

Launched in 2021, Tomu is an award-winning builder of prefabricated guest rooms and resort villas designed specifically for the growing demand across the hospitality industry.


The award-winning solution
defining the next big travel shift
hospitality design
Bloomberg
WASHINGTON BUSINESS JOURNAL
Skift
AMERICAN INNO

**Images shown are for demonstration purposes. Final products may vary, and availability is subject to development timelines.*

As today's travelers seek out more unique experiences beyond the city, a new lodging category is growing in the space between vacation rentals and traditional hotels. Even the biggest brands—Hilton, Hyatt, Marriott, and more—are investing in this new segment to not be left behind. Yet, supply of these new lodging types is struggling to keep pace with traveler demand, especially in the destination-driven locations where these experiences thrive.

Tomu's Signature Villas and Modular Building System deliver permanent, purpose-built guest lodging that allows developers to create consistency and predictability in the development process—solving for the construction challenges that make traditional builds in these locations difficult. Whether it's a single-unit getaway or a full-scale resort, Tomu provides a more efficient, scalable way to develop the next generation of travel experiences.


Skift IDEA AWARDS WINNER
2024 WINNER
Skift IDEA Awards
Industry Innovator: Visionary 2030
2023 awards FINALIST
2023 FINALIST
Hospitality Design Awards
Sustainable Solutions
AI AMERICANINNO
2022 NAMED
American Inno
40 Startups in the U.S. to Watch

Build Beyond Boundaries

Our motto reflects more than our construction capabilities – it's our guiding tenet. We are helping define an entirely new category of experiential and boutique hospitality that will grow to span across price points, guest experiences and design motifs. As this shift continues to grow, Tomu aims to be at the forefront of shaping the future of lodging.



Travelers are looking beyond traditional lodging options
Hilton Partners With AutoCamp To Offer Boutique Outdoors Stays
Hotel Investment Today
Hyatt forms alliance with glamping brand Under Canvas
Skift
Marriott Buys Startup Postcard Cabins to Help Create Outdoor Lodging Brand
Expanding Categories
Short-Term Rentals
Glamping Getaways
Wellness Retreats
Landscape Hotels
Boutique Resorts
Traditional Hotels

THE PROBLEM & OUR SOLUTION

A growing segment with a supply challenge

A major shift is happening in travel and hospitality. More people than ever are looking for more unique experiences in their getaways. They are looking to stay in places closer to home and escaping the city more frequently. From glamping and landscape hotels to wellness retreats and boutique resorts, the space between vacation rentals and traditional lodging is expanding and becoming more diverse. Major brands like Hilton, Hyatt, and Marriott see the opportunity and are investing in this growing segment. But there's one big problem: there aren't enough of these places to meet the demand.



Our opportunity is the growing shortage across lodging supply as demand increases
350,000
room shortage each year to meet demand
+5.5%
y/y traveler demand
+0.1%
y/y lodging supply
- CBRE U.S. Hotel Market Report, May '23

Innovative entrepreneurs and experiences hoteliers want to build more, but they're running into the same challenges—traditional construction is these desired areas is costly and unpredictable for the remote locations where these properties thrive. And while modular construction has begun transforming the residential market, no prefab builder has focused exclusively on this growing hospitality segment with permanent, purpose-built structures—until now.

A purpose-built solution for hospitality

Whether it's for a single private getaway or a full-scale branded resort, Tomu provides a prefab building system designed specifically for hospitality—creating permanent, leisure-focused guest lodging that makes development more scalable, consistent, and cost-effective.

With three prefab product lines, Tomu offers flexibility for hotel developers of all sizes—from pre-designed units for quick deployment to fully customizable guest rooms. By providing a building system built for hospitality applications, Tomu is helping independent operators, boutique brands, and major hotel groups create the future of this fast-growing segment.


3 ways to create an amazing guest experience:
Whether you're dreaming if a single secluded getaway or developing an entire resort, we offer three great options to suit the needs of a variety of project applications.
Signature Villas
(by allocation only)
A unique expression of our made-for-hospitality Villas, available to private clients in limited release
Tailored Villas
(quantity minimums)
All the amenities for an exceptional experience with the flexibility to bring your personal design touch
Bespoke Rooms & Villas
(for selected partners)
For those seeking to create a truly unique vision with the freedom to customize both inside and out

THE MARKET & OUR TRACTION

A Hospitality Segment on the Rise

The demand for boutique lodging and "experiential" hotels is growing, creating one of the fastest-expanding categories in the hospitality industry. These alternative accommodations are projected to reach a market size **$627.8 billion by 2033**, as travelers increasingly seek more unique experiences from nature-focused hotels, wellness retreats, and boutique destination resorts. This shift isn't just happening among independent operators—major brands are investing to capture this market, signaling its long-term growth potential and readiness to scale its offerings to capture it. Hilton has partnered with AutoCamp, Hyatt with Under Canvas, and Marriott with Trailborn and acquiring Postcard Cabins (formerly Getaway) to enter the experiential hospitality space. These moves validate what the industry innovators already know: travelers want something different, and the market is responding.


American-made at historic
Hagerstown Regional Airport
near Washington, D.C.

Scaling the Next Generation of Hospitality

Tomu is uniquely positioned to bridge this gap and we've seen the market respond. Since launching in 2021, we have:

- **Created Hospitality & Residential Demand:** We're currently manufacturing our backlog of orders totaling nearly $10,000,000, with deliveries underway and expected to continue throughout the year.
- **Established In-House Production:** Our Maryland-based facility can produce nearly 70,000 square feet of units annually translating to over 250 keys of annual production at current capacity.
- **Investing for Growth:** Our current round is intended to scale production, secure new partnerships, and we believe could support significant revenue growth* with facility expansion.

**Revenue projections and order pipeline figures are based on internal estimates and are subject to change based on market conditions and operational execution.*

WHY INVEST

Be a part of one of the most innovative companies in hospitality

While our pre-designed Signature Villas got us on the map, Tomu's true innovation is in our proprietary modular building system designed specifically for the needs and challenges of hospitality development. Tomu is the only US-based and domestically manufactured prefab solution designed specifically for the growing need for permanent out-of-city hotel and resort lodging.


Our Milestones:
• Bootstrapped to current state with less than $1M raised from founders, crowdfunding, and SBA
• New Maryland production facility currently producing orders
• 20+ hospitality developments under negotiation
• $8M+ in private residential reservations
• Client deliveries in multiple states
tomu_haus
TOMU
VILLA TOUR
3M

In the 2 years since our last raise we've stood up our first 50,000 square foot production facility, began client deliveries across multiple states, and received multiple hospitality industry accolades for sustainability and innovation – all with less than $1,000,000 of capital invested! With this current round we're excited to further invest in our talented team and production capabilities to fully capitalize on the growing demand in the hospitality industry and beyond.


Tomu started as a means of fulfilling our vision of hospitality; it has become a means of enabling others to fulfill theirs.
TOMU
We hope you'll join us.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS BASED ON CURRENT EXPECTATIONS, ESTIMATES, AND PROJECTIONS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY.

ABOUT

HEADQUARTERS

18450 Showalter Rd. #4
Hagerstown, MD 21742

WEBSITE

View Site

Tomu is building the next wave of innovative lodging concepts in the fast-growing experiential hospitality segment, driven by demand from travelers looking for escapes beyond the city. Our prefab building system, designed specifically for hospitality, enables building these projects without traditional construction constraints.

TERMS

TOMU

Overview

PRICE PER SHARE
$0.99

VALUATION
$10.02M

DEADLINE
Mar. 3, 2025 at 7:04 PM UTC

FUNDING GOAL
$124K - $618K

Breakdown

MIN INVESTMENT
$499.95

OFFERING TYPE
Equity

MAX INVESTMENT
$617,999.58

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
125,252

MAX NUMBER OF SHARES OFFERED
624,242

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$976,069	$79,365
Cash & Cash Equivalents	$30,522	$49,232
Accounts Receivable	$62,000	$0
Short-Term Debt	$680,793	$351,105
Long-Term Debt	$1,188,637	$58,046
Revenue & Sales	$39,378	$0
Costs of Goods Sold	$32,781	$0
Taxes Paid	$0	$0
Net Income	-$563,684	-$329,964

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares + private industry consultation and strategy brainstorming session with the Tomu team to discuss market trends, opportunities, and strategies

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares + private industry consultation and strategy brainstorming session with the Tomu team to discuss market trends, opportunities, and strategies

Volume-Based Perks

Supporter Perk 1: Invest $500+ and receive a shareable owner certificate thanking you for your investment from our Leadership Team

Supporter Perk 2: Invest $1,000+ and receive the shareable owner certificate and invitation to our investor webinars for inside access to the latest updates

Industry Innovator Perk 3: Invest $2,500+ and receive an exclusive feature for yourself or your hospitality property on our social media channels + all Supporter level perks. We want to inspire others by showcasing your concept to our engaged audience of hospitality professionals, real estate investors, and travelers.

Industry Innovator Perk 4: Invest $5,000+ and receive 5% bonus shares, inclusion in our community "Build Beyond Boundaries" newsletter, AND the exclusive Tomu social media feature + all Supporter level perks.

Industry Innovator Perk 5: Invest $10,000+ and receive 10% bonus shares, social media and newsletter features, AND a private industry consultation and strategy session with the Tomu team to discuss market trends, opportunities, and strategies + all Supporter level perks.

Strategic Partner Perk 6: Invest $25,000+ and receive 15% bonus shares AND 5% off the base price of any single-unit Villa order + all Industry Innovator and Supporter level perks

Strategic Partner Perk 7: Invest $50,000+ and receive 20% bonus shares AND 5% off the base price of any multi-unit Villa order + all Industry Innovator and Supporter level perks

Strategic Partner Perk 8: Invest $100,000+ and receive 25% bonus shares AND 10% off the base price of any multi-unit Villa order + all Industry Innovator and Supporter level perks

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Tomu, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.99 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $99. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS | Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned (hereafter referred to as "Subscriber") understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of Common Stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the "Form C"). Subscriber further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, Subscriber hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a Closing (as defined below). Subscriber acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Subscriber at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. PST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to Subscriber. Once the conditions for a Closing have been met, the Company may hold additional Closings.

4. Payment for Securities.
(a) Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent")[a] from Subscriber by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. Subscriber shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(b) **Special Provisions for cryptocurrency payments.** Notwithstanding Section 4(a), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for canceled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(c) **Transfers upon challenged transactions.** In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

5. Representations and Warranties of the Company. As of each Closing, the Company represents and warrants that:
a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of Subscriber's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of Subscriber. Subscriber hereby represents and warrants to and covenants with the Company that:

a) General.
i. Subscriber has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by Subscriber hereunder, and such purchase will not contravene any law, rule or regulation binding on Subscriber or any investment guideline or restriction applicable to Subscriber.

ii. Subscriber is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. Subscriber will comply with all applicable laws and regulations in effect in any jurisdiction in which Subscriber purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Subscriber is subject or in which Subscriber makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. Subscriber has reviewed a copy of the Form C. With respect to information provided by the Company, Subscriber has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. Subscriber represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. Subscriber confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine Crowdfunding, Inc. ("StartEngine"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to Subscriber in deciding to invest in the Securities. Subscriber acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Subscriber's authority or suitability to invest in the Securities.

iv. Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Subscriber has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. Subscriber understands that, unless Subscriber notifies the Company in writing to the contrary at or before the Closing, each of Subscriber's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Subscriber.

vi. Subscriber acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Subscriber.

vii. Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Subscriber acknowledges that it has up to 48 hours before any closing and issuance of Securities to cancel the purchase and get a full refund. Subscriber understands that Closings may occur on a "rolling" basis, and that after any such "rolling" Closing, information may become available that would affect Subscriber's investment decision, but that once a Closing occurs, no refund may occur.

c) No Guaranty.
i. Subscriber confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to Subscriber regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Company and Subscriber has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Subscriber.

d) Status of Undersigned.
i. Subscriber has such knowledge, skill and experience in business, financial and investment matters that Subscriber is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Subscriber's own professional advisors, to the extent that Subscriber has deemed appropriate, Subscriber has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. Subscriber has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Subscriber is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. Subscriber is acquiring the Securities solely for Subscriber's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Subscriber understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Subscriber and of the other representations made by Subscriber in this Subscription Agreement. Subscriber understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. Subscriber understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules thereunder, provide in substance that Subscriber may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. Subscriber understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Subscriber understands that Subscriber must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. Subscriber agrees: (A) that Subscriber will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

f) Uncertificated Shares.
i. Subscriber acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives Subscriber's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7. Conditions to Obligations of Subscriber and the Company. The obligations of Subscriber to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to each Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of Subscriber contained in Section 6 hereof shall be true and correct as of each Closing in all respects with the same effect as though such representations and warranties had been made as of that Closing.

8. Manner of Holdings and Revisions to Manner of Holding.
Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

9. Obligations Irrevocable. Following each Closing, the obligations of Subscriber shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Subscriber without the prior written consent of the other party.

12. Waiver of Jury Trial. SUBSCRIBER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Subscriber ("Proceedings"), Subscriber irrevocably submits to the jurisdiction of the federal or state courts with jurisdiction over the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	**%%ADDRESS_OF_ISSUER%% E-mail: %%ISSUER_EMAIL%% Attention: %%ISSUER_TITLE%%**
with a copy to:	**Attention: %%LEGAL_NAME%% E-mail: %%LEGAL_EMAIL%%**
If to the Purchaser:	**%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%**

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Subscriber and (iii) the death or disability of Subscriber.

20. Notification of Changes. Subscriber hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of Subscriber contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22. Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Subscriber has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%____________________ Name:%%VESTING_AS%% %%VESTING_AS_EMAIL%% %%SUBSCRIBER_SIGNATURE%%

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%_____________________ Legal Name of Entity By_____%%INVESTOR_SIGNATURES%%________________ Name: %%VESTING_AS%% %%VESTING_AS_EMAIL%% Title:%%INVESTOR_TITLE%%

State/Country of Domicile or Formation: _______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% Securities for $%%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_________________ Name: %%NAME_OF_ISSUER%% Title: %%ISSUER_TITLE%%

[a]
Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.